SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         September, 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

COMPLETION OF ARRANGEMENT

        As described in the attached press release dated September 22, 2004, the Court of Queen’s Bench for New Brunswick approved the Plan of Arrangement between Nord Pacific Limited and Allied Gold Limited (the “Registrant”) effective Monday, September 20, 2004. Upon the effectiveness of the arrangement, the Registrant’s common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Nord Pacific Limited, and reports filed for Nord Pacific Limited under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer.

        No Nord Pacific shareholders dissented in connection with the arrangement.

        The resource estimates reported in the attached press release may not be comparable to similar information reported by United States companies. The terms "resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: September 26, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

# ALLIED GOLD LTD

ACN 104 855 067

Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

22 September 2004

Australian Stock Exchange
Company Announcements

**Issue of options**

Further to shareholder approval at the Extraordinary General Meeting held on 17 September 2004, the Company has issued 1,425,000 options exercisable at $0.20 on or before 30 June 2007. These options were issued on 20 September 2004 and form part of a class of quoted securities (ALDO).

David Lymburn
Director / Company Secretary

# ALLIED GOLD LTD

ACN 104 855 067

Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

**22 September 2004**

Australian Stock Exchange
Company Announcements

**"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."**

## ALLIED GOLD LTD PLANS TO PROGRESS STAGED DEVELOPMENT OF 1.49Moz PNG GOLD PROJECT FOLLOWING NORD PACIFIC MERGER

### *SHAREHOLDERS APPROVE MERGER, RESULTING IN ACQUISITION OF 50% SIMBERI MINING JV INTEREST*

Perth-based Allied Gold Ltd (ASX: **ALD**) will press ahead with exploration and development plans for the **1.49 million ounce** Simberi Gold Project in Papua New Guinea after clearing the final hurdle in its merger with Canadian company Nord Pacific Limited. Completion of the merger, which was approved by the Court of Queen's Bench for New Brunswick on Monday 20 September, results in Allied holding a 50% interest in the Simberi Mining Joint Venture (SMJV) and 99% in the Tabar Exploration Joint Venture (TEJV).

On Friday 17 September, Allied's shareholders approved the proposed merger of the two companies via a Plan of Arrangement at an Extraordinary General Meeting (EGM) in Perth following approval by Nord's shareholders earlier in the month.

Under the terms of the arrangement, ALD will issue one share for each Nord share outstanding. The total number of Allied shares required to implement the Plan of Arrangement is 23.6 million. Allied now owns 100% of Nord Pacific as a wholly-owned subsidiary.

Nord's principal asset is a 50% interest in the SMJV with Canadian Stock Exchange-listed Simberi Gold Corporation (50%). The SMJV holds a Mining Lease over the central and eastern portion of Simberi Island, which includes gold resources totalling 1.49 million ounces within the mining lease comprising;

Oxide Resources
Measured, indicated and inferred (free milling-type - 0.5 g/t Au cutoff)
**19.7 million tonnes at 1.17g/t Au** **(740,000 ounces)**

Sulphide Resources
Inferred (refractory-type - 1.0 g/t Au cutoff)
**9.3 million tonnes at 2.5 g/t Au** **(750,000 ounces).**

Nord also holds a 99% interest in the TEJV which covers all of the Tabar Island Group outside of the SMJV Mining Lease.

Allied's Managing Director, Mr Jeff Moore, said the conclusion of the merger positions the Company to immediately press ahead with exploration and development plans for the SMJV, focussing initially on near-surface oxide resources which have the potential to be brought into production during the next 12 months.

"Completion of the merger with Nord Pacific results in the acquisition of a significant previously undeveloped asset for Allied, including near-term production and cash flow potential from the Simberi oxide gold project as well as longer-term exploration upside and growth potential from the development of the underlying sulphide gold resources on Simberi Island and from the other islands in the Tabar Island Group", Mr Moore said.

"The finalisation of the merger is consistent with Allied's strategy of focussing our endeavours on sourcing high calibre, near-term mining and development opportunities and this strategy has been strongly endorsed by our shareholders," Mr Moore said.

The SMJV gold resource inventory comprises oxide resources of 740,000 ounces contained within seven near-surface oxide gold deposits, with a Bankable Feasibility Study completed by Lycopodium Pty Ltd in August 2003 for the development of a 370,000 ounce oxide gold project.

Recent RC drilling drilling at the Sorowar oxide deposit returned robust assay results, highlighting the potential to further increase the oxide resource inventory. Assay results have been received from the first 11 of the 50 drillholes completed and included **100 metres** at **4.06 g/t** from surface, **100 metres** at **2.10 g/t** from surface, **120 metres** at **1.73 g/t** from surface and **101 metres** at **1.40 g/t gold** from surface. A significant proportion of the results were returned from drillholes which are located outside of the proposed pit design or from intercepts which lie outside of or below the proposed pit limits, implying that future resource re-estimation and pit re-optimisation will result in increased mine life and additional gold production from Sorowar.

Sorowar is the largest of the oxide deposits identified so far on Simberi Island, with previous drilling resulting in the delineation of a measured, indicated and inferred oxide resource totalling 383,000 ounces from 10.87 million tonnes at 1.10 g/t gold.

The principal objectives of the recent drilling program were to better identify pit limits for the current resource and to test the extent and area of influence of interpreted high-grade feeder systems within the Sorowar deposit.

Simberi Island is the northernmost island of the Tabar Island Group in the New Ireland Archipelago of eastern PNG. It is located approximately 80km to the north-west of Lihir Island, host to the 45 million ounce Lihir gold deposit.

In line with its focus on developing the PNG assets, Allied Gold has recently announced the proposed sale of its Red Dam Gold Project in Western Australia's Eastern Goldfields to Siberia Mining Corporation and the sale of its mobile gold processing plant.

*The information in this Stock Exchange Announcement that relates to mineral resources is based on information compiled by Minstat Pty Ltd whose principal is Mr M J Binns who is a fellow/member of the Australasian Institute of Mining and Metallurgy. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".*

*Mr Binns consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.*

*All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. J. J. Moore, B (App) Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.*

**"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."**

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

***Forward-Looking Statements***

*This press release contains forward-looking statements concerning the pending plan of arrangement and the other transactions described in this press release, the anticipated consideration to be issued and other consequences of the transactions if they are completed as anticipated, projected capitalization of Allied and future plans, projections, cost estimates and other information concerning Allied future activities and the projects in which Nord Pacific has an interest. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, including, without limitation, the risk that one or more parties may not perform its obligations under its agreements; that conditions to the closing of the transactions may not be satisfied; that one or more third parties may make competing acquisition proposals, commence litigation, or take other action to seek to delay or prevent closing of the acquisition; that Nord Pacific's or Allied's shareholders or the court may not approve the transactions; as well as risks and uncertainties involved in the mining industry generally and the particular properties in which Nord Pacific has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates, the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*

*Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

***Not an offer of securities or solicitation of a proxy***

*This communication is not a solicitation of a proxy from any security holder of Allied or Nord Pacific, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Nord Pacific with the U.S. Securities and Exchange Commission (SEC) and by Allied with the Australian Securities and Investments Commission and the Australian Stock Exchange.*